Exhibit 21.1
List of Subsidiaries of Oasis Petroleum Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Oasis Petroleum LLC	Delaware

Oasis Petroleum North America LLC	Delaware

Oasis Petroleum Permian LLC	Delaware

Oasis Petroleum Marketing LLC	Delaware

Oasis Well Services LLC	Delaware

OMS Holdings LLC	Delaware

Oasis Investment Holdings LLC	Delaware

Oasis SASR Holdings LLC	Delaware